

August 28, 2023

Subramaniam Viswanathan
Chief Financial Officer
Chimera Investment Corporation
630 Fifth Avenue , Ste 2400
New York, NY 10111

> **Re: CHIMERA INVESTMENT CORP**
> **Form 10-K for the year ended December 31, 2022**
> **Response dated August 8, 2023**
> **File No. 001-33796**

Dear Subramaniam Viswanathan:

We have reviewed your August 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2023 letter.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Earnings available for distribution, page 51

1. We have reviewed your response to comment 1 and your revised disclosure within your Form 10-Q for the quarter ended June 30, 2023. Please revise your disclosure in future filings to discuss the reasons you believe adjusting your measure to add back transaction expenses provides useful information to investors. Reference is made to Item 10(e) of Regulation S-K.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction